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                              November 22, 2021

       Roberto Ardagna
       Chief Executive Officer
       Investindustrial Acquisition Corp.
       Suite 1, 3rd Floor, 11-12 St James's Square
       London SW1Y 4LB
       United Kingdom

                                                        Re: Investindustrial
Acquisition Corp.
                                                            Form 8-K filed on
November 22, 2021
                                                            File No. 001-39720

       Dear Mr. Ardagna:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed on November 22, 2021

       Item 4.02 Non-Reliance on Previously Issued Financial Statement and Related Audit Report

   1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors
in the absence of an audit committee, or authorized officer or officers, discussed
with the registrant   s independent accountant the matters disclosed in
                                                        the filing pursuant to
Item 4.02(a)(3).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Ameen
Hamady at 202-551-3891 with any questions.
 Roberto Ardagna
Investindustrial Acquisition Corp.
November 22, 2021
Page 2

FirstName LastNameRoberto Ardagna                 Sincerely,
Comapany NameInvestindustrial Acquisition Corp.
                                                  Division of Corporation
Finance
November 22, 2021 Page 2                          Office of Real Estate &
Construction
FirstName LastName